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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25


                                                  Commission File Number 1-11743
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                           NOTIFICATION OF LATE FILING

  (Check One):   [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q
[  ] Form 10-N-SAR
For Period Ended:        June 30, 1997
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[  ] Transition Report on Form 10-K         [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F         [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:                                       .
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       ------------------------

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                         Part I - Registrant Information

Full Name of Registrant:    MicroLeague Multimedia, Inc.

Former Name If Applicable:
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Address of Principal Executive Office (Street and Number):
      1001 Millersville Road
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City, State and Zip Code:    Lancaster, Pennsylvania  17604
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                       Part II - Rules 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.



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                              Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

On June 6, 1997, MicroLeague Multimedia, Inc. (the "Company") acquired all of the interests of KidSoft, LLC ("KidSoft"), a distributor of children's educational and entertainment software based in Cupertino, California. Effective June 9, 1997, the Company disposed of all of the assets of its Foxfire commercial printing division. Following the disposition, the Company relocated its accounting department and its accounting and financial records to the KidSoft facility in Cupertino, California. This transition has required significant time and effort on the part of the Company's officers. As a result, and in light of the significant lead time necessary to file the Company's Form 10-QSB with the Securities and Exchange Commission via EDGAR, the Company is unable to file its Form 10-QSB within the prescribed time period.


                           Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification

 Laurie Gee                        (408)                      342-3446
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(Name)                          (Area Code)               (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [ X ] Yes [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [   ] Yes [ X ] No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


By: /s/ Laurie Gee                                    Date:    August 14, 1997
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     Vice President and Chief Financial Officer